Jeffrey A. Baumel Partner	jeffrey.baumel@dentons.com D +1 212 768 5374 Dentons US LLP 1221 Avenue of the Americas New York, New York 10020 USA T +1 212 768 6700 F +1 212 768 6800

July 14, 2014

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Innocoll AG
Registration Statement on Form F-1
File No. 333-196910
Correspondence Dated July 10, 2014

Dear Mr. Riedler:

This letter sets forth the responses of Innocoll AG (the “Company”) to the comment letter, dated July 11, 2014, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s correspondence, filed on July 10, 2014. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financing Activities
Reorganization to Innocoll AG, page 79

1.	Please refer to prior comments 1 and 5. Please note that we are deferring a final evaluation of your reorganization into a German stock corporation until the next amendment and corresponding exhibits are filed. Tell us if financial statements of Innocoll AG will be included in the registration statement and, if not, why not.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the financial statements of Innocoll AG are in fact included in the registration statement. To be clear, the transformation of Innocoll GmbH into Innocoll AG did not involve the creation of a new entity. Rather, it constitutes no more than a change in legal form and name of the existing entity, previously known as Innocoll GmbH. German law requires that in order for a company to issue stock to the public, it must be organized as a stock corporation, or AG, rather than a limited liability company, or GmbH. Pursuant to the German Reorganization Act (Umwandlungsgesetz) a company can change its legal form while maintaining its legal identity.

Pursuant to Section 202 of the German Reorganization Act, upon registration of the change of legal form in the German commercial register (which occurred on July 3, 2014) Innocoll GmbH continued as the same entity in the legal form of an AG and all GmbH shares became shares of Innocoll AG with no change in the reported equity of the Company in the financial statements. As a result, there is no change in the business, operations, personnel, capital or the historical financial statements of Innocoll. Upon the transformation of Innocoll GmbH into Innocoll AG, the

Mr. Jeffrey P. Riedler	Page 2	July 14, 2014

name and legal form of the enterprise changed, but its identity remained the same. Under German law, the AG is treated in all respects as the same entity as the GmbH from which it transformed. The Articles of Association of the Company, as submitted and approved by the relevant German authority, provide that, “...the shareholders...have transformed this entity by way of a transformation pursuant to Sec. 190 et seq. of the German Transformation Act (UmwG) into a stock corporation (Aktiengesellschaft).”

In determining that neither the transformation of Innocoll GmbH into Innocoll AG, nor the exchange by the Company of preferred shares for ordinary shares in Innocoll GmbH which occurred in June 2014 as described on page 143 of the Registration Statement, had any significant accounting implications, other than by way of disclosure, the Company considered the following IFRS standards:

•	IAS 10: Events after the reporting period
Paragraph 22 provides examples of non-adjusting events after the reporting period that would generally result in disclosure - IAS10.22 (f) “major ordinary share transactions and potential ordinary share transactions after the reporting period.” The Company has, therefore, concluded that the capital transactions arising in 2014 are non-adjusting events under IFRS.

•	IAS 27: Separate financial statements
Paragraphs 13 and 14 provide guidance on accounting for group reorganizations. However, the guidance assumes the establishment of a new parent entity such that a new parent obtains control of the original parent by issuing equity instruments in exchange for existing equity instruments of the original parent. In the Company's circumstances, no new equity was issued, there was no change in ownership or control, and most important, no new entity was created. There was merely a transformation of the existing entity. As a result, this guidance does not apply and is indicative that a change in accounting would only occur where a new entity is inserted into the group. Thus, the Company believes that a change in accounting would not be appropriate and new financial statements would not be required.

The Company has implemented several revisions to the Registration Statement to clarify the historical continuity of the Company. First, references to “Innocoll GmbH” in the Financial Statements have been changed to “Innocoll AG (formerly known as Innocoll GmbH)”. Next, the Company added a clarifying statement in the beginning of the prospectus at page 1. A further change was made at page 143, in the Certain Transactions section to clarify the effect of the Reorganization on the equity of the Company which occurred separately from, and in advance of, the transformation from Innocoll GmbH to Innocoll AG. Finally, a clarifying note was added to the financial information for the three months ended March 31, 2014 as a “subsequent events” footnote. We have attached hereto proofs of page 1, page 12 (Summary Consolidated Financial Data), page 143 (Certain Transactions), page F-2, page F-7, and page F-52 to illustrate the clarifications that will be included in the Registration Statement.

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Employee benefit plans
Share-Based Compensation, page F-12

2.	Please refer to prior comment 2. We acknowledge the information provided in your response. Please note that we are deferring a final evaluation of your stock compensation and other costs for future equity issuances, including options, warrants, ordinary shares, and preference shares, until the amendment containing the estimated offering price is filed.

Response:

The Company appreciates the Staff’s consideration.

Should you have any questions or comments, please feel free to call me at (212) 768-5374.

Sincerely,

/s/ Jeffrey A. Baumel

Jeffrey A. Baumel

cc:	Michael Myers, Ph.D., Innocoll AG

Gordon Dunn, Innocoll AG

Kristina E. Beirne, Esq., Dentons US LLP

Anthony D. Foti, Esq., Dentons US LLP

Michael D. Maline, Esq., Goodwin Procter LLP

Thomas S. Levato, Esq., Goodwin Procter LLP

Scot Foley, U.S. Securities and Exchange Commission

Frank Wyman, U.S. Securities and Exchange Commission

Lisa Vanjoske, U.S. Securities and Exchange Commission